September 2, 2009
VIA FACSIMILE AND EDGAR
Attn: Michael Rosenthal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Penn Millers Holding Corporation Registration Statement on Form S-1 (No. 333-156936)
Ladies and Gentlemen:
     The undersigned hereby request that the effectiveness of the registration statement of Penn Millers Holding Corporation (the “Registrant”) on Form S-1 (No. 333-156936), as amended, for the registration of 6,772,221 shares of common stock of the Registrant, be accelerated so that such registration statement will become effective on September 4, 2009, or as soon thereafter as practicable.
     The Registrant acknowledges that it is responsible for the accuracy and adequacy of the disclosures it has made. The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents to the Commission that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PENN MILLERS HOLDING CORPORATION

/s/ Douglas A. Gaudet

Douglas A. Gaudet
President and Chief Executive Officer

(the “Registrant”)

GRIFFIN FINANCIAL GROUP, LLC

/s/ Jeffrey P. Waldron

Jeffrey P. Waldron
Senior Managing Director

(the “Underwriter”)